SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Uranium Energy Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

916896103

(CUSIP Number)

March 15, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Name of reporting person Pacific Road Resources Reno Creek Cayco 1 Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,253,856
	6.	Shared voting power 0
	7.	Sole dispositive power 2,253,856
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 2,253,856
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 1.25%*
12.	Type of reporting person CO

*	Based on 179,523,915 shares of common stock, par value $0.01 (the “Common Shares”) issued and outstanding as of March 8, 2019, as reported by Uranium Energy Corp. (the “Issuer”) in its Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Pacific Road Resources Reno Creek Cayco 2 Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 2,253,856
	6.	Shared voting power 0
	7.	Sole dispositive power 2,253,856
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 2,253,856
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 1.25%*
12.	Type of reporting person CO

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Pacific Road Resources Reno Creek Cayco 3 Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,878,234
	6.	Shared voting power 0
	7.	Sole dispositive power 1,878,234
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 1,878,234
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 1.04%*
12.	Type of reporting person CO

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Pacific Road Resources Reno Creek Cayco 4 Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,321,354
	6.	Shared voting power 0
	7.	Sole dispositive power 1,321,354
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 1,321,354
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 0.73%*
12.	Type of reporting person CO

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Pacific Road Resources Reno Creek AIV 1 LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,253,856
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,253,856

9.	Aggregate amount beneficially owned by each reporting person 2,253,856
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 1.25%*
12.	Type of reporting person PN

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Pacific Road Resources Reno Creek AIV 2 LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,253,856
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,253,856

9.	Aggregate amount beneficially owned by each reporting person 2,253,856
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 1.25%*
12.	Type of reporting person PN

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Pacific Road Resources Reno Creek AIV 3 LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,878,234
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,878,234

9.	Aggregate amount beneficially owned by each reporting person 1,878,234
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 1.04%*
12.	Type of reporting person PN

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Pacific Road Resources Reno Creek AIV 4 LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,321,354
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,321,354

9.	Aggregate amount beneficially owned by each reporting person 1,321,354
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 0.73%*
12.	Type of reporting person PN

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Reno Creek Unit Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,907,071
	6.	Shared voting power 0
	7.	Sole dispositive power 1,907,071
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 1,907,071
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 1.06%*
12.	Type of reporting person OO

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person PRCM Nominees Pty Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 1,907,071
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,907,071

9.	Aggregate amount beneficially owned by each reporting person 1,907,071
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 1.06%*
12.	Type of reporting person CO

*	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

1.	Name of reporting person Pacific Road Capital Management G.P. Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 7,707,300*
	7.	Sole dispositive power 0
	8.	Shared dispositive power 7,707,300*

9.	Aggregate amount beneficially owned by each reporting person 7,707,300*
10.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
11.	Percent of class represented by amount in Row (11) 4.3%**
12.	Type of reporting person CO

*	Consists of: (i) 2,253,856 Common Shares held by Pacific Road Resources Reno Creek Cayco 1 Ltd.; (ii) 2,253,856 Common Shares held by Pacific Road Resources Reno Creek Cayco 2 Ltd.; (iii) 1,878,234 Common Shares held by Pacific Road Resources Reno Creek Cayco 3 Ltd.; and (iv) 1,321,354 Common Shares held by Pacific Road Resources Reno Creek Cayco 4 Ltd.

**	Based on 179,523,915 Common Shares issued and outstanding as of March 8, 2019, as reported by the Issuer in its Form 10-Q filed with the SEC on March 11, 2019, plus 750,000 Common Shares issued upon the exchange of warrants.

Item 1.

(a) Name of Issuer

Uranium Energy Corp. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3, Canada.

Item 2.

(a) Name of Person Filing

Pacific Road Capital Management G.P. Limited (“Pacific Road GP”)

Pacific Road Resources Reno Creek AIV 1 LP (“AIV 1”)

Pacific Road Resources Reno Creek AIV 2 LP (“AIV 2”)

Pacific Road Resources Reno Creek AIV 3 LP (“AIV 3”)

Pacific Road Resources Reno Creek AIV 4 LP (“AIV 4”)

Pacific Road Resources Reno Creek Cayco 1 Ltd. (“Cayco 1”)

Pacific Road Resources Reno Creek Cayco 2 Ltd. (“Cayco 2”)

Pacific Road Resources Reno Creek Cayco 3 Ltd. (“Cayco 3”)

Pacific Road Resources Reno Creek Cayco 4 Ltd. (“Cayco 4”)

Reno Creek Unit Trust (“RCUT”)

PRCM Nominees Pty Limited (“RCUT Trustee”) (each a “Reporting Person” and together, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence

The business address of RCUT and RCUT Trustee is L2 88 George St., Sydney, NSW, Australia.

The business address of each of the other Reporting Persons is 190 Elgin Avenue, George Town, Grand Cayman, KY1-9007, Cayman Islands.

(c) Citizenship

Each of RCUT and RCUT Trustee is organized under the laws of Australia. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

(d) Title of Class of Securities

Shares of common stock, par value $0.001 (“Common Shares”).

(e) CUSIP Number

916896103.

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The information required by Items 4(a)-(c) as of the date hereof is set forth in Rows (5)-(11) of the cover page for each Reporting Person.

Voting and dispositive decisions for Cayco 1 are made by its board of directors. AIV 1 is the sole shareholder of Cayco 1 and Pacific Road GP is the general partner of AIV 1. Accordingly, each of AIV 1 and Pacific Road GP may be deemed to have voting and dispositive power and therefore, beneficial ownership, over the Common Shares which Cayco 1 directly beneficially owns. Each of Pacific Road GP and AIV 1 disclaims beneficial ownership of such Common Shares.

Voting and dispositive decisions for Cayco 2 are made by its board of directors. AIV 2 is the sole shareholder of Cayco 2 and Pacific Road GP is the general partner of AIV 2. Accordingly, each of AIV 2 and Pacific Road GP may be deemed to have voting and dispositive power and therefore, beneficial ownership, over the Common Shares which Cayco 2 directly beneficially owns. Each of Pacific Road GP and AIV 2 disclaims beneficial ownership of such Common Shares.

Voting and dispositive decisions for Cayco 3 are made by its board of directors. AIV 3 is the sole shareholder of Cayco 3 and Pacific Road GP is the general partner of AIV 3. Accordingly, each of AIV 3 and Pacific Road GP may be deemed to have voting and dispositive power and therefore, beneficial ownership, over the Common Shares which Cayco 3 directly beneficially owns. Each of Pacific Road GP and AIV 3 disclaims beneficial ownership of such Common Shares.

Voting and dispositive decisions for Cayco 4 are made by its board of directors. AIV 4 is the sole shareholder of Cayco 4 and Pacific Road GP is the general partner of AIV 4. Accordingly, each of AIV 4 and Pacific Road GP may be deemed to have voting and dispositive power and therefore, beneficial ownership, over the Common Shares which Cayco 4 directly beneficially owns. Each of Pacific Road GP and AIV 4 disclaims beneficial ownership of such Common Shares.

Voting and dispositive decisions for RCUT are made by its trustee, RCUT Trustee. Accordingly, RCUT Trustee may be deemed to have voting and dispositive power and therefore, beneficial ownership, over the Common Shares which RCUT directly beneficially owns. RCUT Trustee disclaims beneficial ownership of such Common Shares.

Each of Parties acted together in negotiating the sale to the Issuer of the Parties’ common shares of Reno Creek Holdings Inc. in consideration for Common Shares described in this Schedule 13G (the “Transaction”). Due to the relationships described in this Item 4, the Parties, together with AIV 1, AIV 2, AIV 3, AIV 4, Pacific Road GP and RCUT Trustee may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Exchange Act by virtue of together negotiating and being signatories to the share purchase agreement with the Issuer relating to the Transaction. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d)(3) of the Exchange Act or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing control over the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 18, 2019

PACIFIC ROAD RESOURCES RENO CREEK CAYCO 1 LTD.	PACIFIC ROAD RESOURCES RENO CREEK CAYCO 2 LTD.

By: /s/ Padraig Hoare	By: /s/ Padraig Hoare
Name: Padraig Hoare	Name: Padraig Hoare
Title: Director	Title: Director

PACIFIC ROAD RESOURCES RENO CREEK CAYCO 3 LTD.	PACIFIC ROAD RESOURCES RENO CREEK CAYCO 4 LTD.

By: /s/ Padraig Hoare	By: /s/ Padraig Hoare
Name: Padraig Hoare	Name: Padraig Hoare
Title: Director	Title: Director

PACIFIC ROAD RESOURCES RENO CREEK AIV 1 LP	PACIFIC ROAD RESOURCES RENO CREEK AIV 2 LP

By: Pacific Road Capital Management G.P. Limited, its general partner	By: Pacific Road Capital Management G.P. Limited, its general partner

By: /s/ Padraig Hoare	By: /s/ Padraig Hoare
Name: Padraig Hoare	Name: Padraig Hoare
Title: Director	Title: Director

PACIFIC ROAD RESOURCES RENO CREEK AIV 3 LP	PACIFIC ROAD RESOURCES RENO CREEK AIV 4 LP

By: Pacific Road Capital Management G.P. Limited, its general partner	By: Pacific Road Capital Management G.P. Limited, its general partner

By: /s/ Padraig Hoare	By: /s/ Padraig Hoare
Name: Padraig Hoare	Name: Padraig Hoare
Title: Director	Title: Director

PACIFIC ROAD CAPITAL MANAGEMENT G.P. LIMITED	RENO CREEK UNIT TRUST

By: /s/ Padraig Hoare Name: Padraig Hoare	By: PRCM Nominees Pty Limited, its trustee
Title: Director
By: /s/ Adrian Martin
PRCM NOMINEES PTY LIMITED	Name: Adrian Martin
Title: Secretary
By: /s/ Adrian Martin
Name: Adrian Martin
Title: Secretary